 TASMAN METALS LTD.

(the “Company”)

Voting Results for the Annual Meeting of Shareholders

Held on Thursday, June 12, 2014

Report of Voting Results

To: The Applicable Securities Commissions

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Tasman Metals Ltd. (the “Company”) held on June 12, 2014.

1.	Determine Number of Directors at Six

According to votes cast by shareholders present in person or by proxy, the shareholders set the number of directors of the Company at six.

2.	Appointment of Auditors

According to votes cast by shareholders present in person or by proxy, the shareholders re-appointed D+H Group LLP, Chartered Accountants as the Company’s auditors for the ensuing year and authorized the directors of the Company to fix their remuneration.

3.	Elect Directors

According to votes cast by shareholders present in person or by proxy, the shareholders elected Mark Saxon, Nick DeMare, Michael Hudson, David Henstridge, Gillyeard Leathley and Robert Atkinson as directors of the Company for the ensuing year. The following is a summary of the voting results for all of the Company’s seven directors:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Mark Saxon	16,415,522	99.00%	165,024	1.00%
Nick DeMare	16,412,142	98.98%	168,404	1.02%
Michael Hudson	16,414,422	99.00%	166,124	1.00%
David Henstridge	16,413,522	98.99%	167,024	1.01%
Gillyeard Leathley	16,377,954	98.78%	202,592	1.22%
Robert Atkinson	16,415,634	99.01%	164,912	0.99%

4.	Approval of New Stock Option Plan

According to votes cast by shareholders present in person or by proxy, the shareholders passed an ordinary resolution to approve the Company’s new 10% rolling stock option plan as required by the TSX Venture Exchange.

For additional information, please see the Company’s information circular dated May 8, 2014, which was filed in connection with the Meeting and is available under the Company’s profile on SEDAR at www.sedar.com

DATED at Vancouver, British Columbia, June 13, 2014.

TASMAN METALS LTD.

Per:	“Mariana Bermudez”

Mariana Bermudez Corporate Secretary

Corporate Secretary